Exhibit 99.5
CRYPTOLOGIC INC.
55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, ONTARIO, CANADA M4V 2Y7
April 23, 2007
To Registered and Beneficial Shareholders:
In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the issuer’s Supplemental Mailing List. In order to receive interim financial statements, please complete the following and forward to the offices of:
EQUITY TRANSFER & TRUST COMPANY
Suite 400, 200 University Avenue
Toronto, Ontario, Canada, M5C 4H1
I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)

ADDRESS

CITY	PROVINCE/STATE		POSTAL/ZIP CODE

COUNTRY	E-MAIL
SIGNED:

(Signature of Shareholder)